EXHIBIT 99.1

B2Gold Reports Three Fatalities from Off-Site Incident in Mali

VANCOUVER, British Columbia, Feb. 15, 2024 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) deeply regrets to report that three B2Gold employees have passed away as a result of injuries sustained in an off-site incident in Mali earlier today. B2Gold wishes to express its deepest condolences to the families of the deceased employees.

Traveling under Malian gendarme escort, a bus transporting B2Gold employees from the Fekola Mine to Bamako was involved in an incident when it was attacked approximately 75 kilometers west of Bamako. Initial reports have identified this tragic event as the result of an attack on the employee transport convoy, which included Malian gendarmerie vehicles in front and in the rear of the transport convoy. Unfortunately, the incident resulted in the death of three employees. Initial reports indicate several other employees travelling on the bus were wounded, all whom have been transported to a local hospital. Other personnel involved in the incident were transported to Bamako for assistance and counselling.

The attack occurred over 300 kilometers northeast of the Fekola Mine site, along a transport route that has been the focus of an increased security presence by the Malian armed forces. Mining and processing activities at the Fekola Mine have not been impacted by this incident. The Company has been actively engaged with the Malian government on further improvement to security along the transport route. The Company is working with the Malian government to understand further details of the attack.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com